Exhibit 12.1
BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,
	2005	2004	2003	2002	2001
Fixed charges:
Interest	$146,062	$88,901	$113,385	$151,878	$188,838
Eliminate BankAtlantic Bancorp and Levitt	(144,980)	(87,730)	(112,222)	(150,725)	(187,599)
Pre tax 5% Preferred stock dividends	1,221	638	—	—	—

	$2,303	$1,809	$1,163	$1,153	$1,239

Earnings (loss):
Income from continuing operations before income tax	$171,354	$202,497	$101,293	$50,375	$48,011
Eliminate BankAtlantic Bancorp and Levitt	(180,026)	(204,061)	(107,024)	(54,730)	(53,622)
Eliminate other partnerships	(14)	(4,114)	3,213	1,427	4,111
BankAtlantic Bancorp/BankAtlantic and Levitt dividends	2,191	1,925	1,686	1,581	1,468
Fixed charges	2,303	1,809	1,163	1,153	1,239
5% Preferred stock dividends	(750)	(392)	—	—	—

	$(4,942)	$(2,336)	$331	$(194)	$1,207

Ratio	—	—	0.28	—	0.97

Coverage deficiency	$7,245	$4,145	$—	$1,347	$—

(1)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in this calculation because each of those subsidiaries are separate, publicly traded companies whose Board of Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within our control.